Exemption Report

Dominion Partners, L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2) (i) throughout the most recent fiscal period without exception.

I, Frederick T. Naschold, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

      Frederick T. Naschold

Title: Principal

January 18,2019